UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

DraftKings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26142R104

(CUSIP Number)

Alfred J. Chianese, Esq.

The Raine Group LLC

65 East 55th Street, 24th Floor

New York, NY 10022

(212) 603-5554

with a copy to:

Stephen B. Amdur

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

(212) 858-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26142R104	Schedule 13D	Page 2 of 14 Pages

(1)	Names of reporting persons RPII DK LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 357,441,854 shares of Class A Common Stock outstanding, based on information included in the Prospectus dated October 6, 2020 (the “Prospectus”) filed by the Issuer with the Securities and Exchange Commission pursuant to Rule 424(b)(4) under the Securities Act of 1933, that 16,000,000 shares of Class A Common Stock offered by the Issuer pursuant to the Prospectus are issued and outstanding, and that all of the shares underlying the Warrants (as defined in the Original Schedule 13D (as defined below)) to purchase 152,190 shares of Class A Common Stock have been exercised and are outstanding.

CUSIP No. 26142R104	Schedule 13D	Page 3 of 14 Pages

(1)	Names of reporting persons The Raine Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): HC

CUSIP No. 26142R104	Schedule 13D	Page 4 of 14 Pages

(1)	Names of reporting persons Raine Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): IA

CUSIP No. 26142R104	Schedule 13D	Page 5 of 14 Pages

(1)	Names of reporting persons Raine Partners II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): PN

CUSIP No. 26142R104	Schedule 13D	Page 6 of 14 Pages

(1)	Names of reporting persons Raine Associates II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): PN

CUSIP No. 26142R104	Schedule 13D	Page 7 of 14 Pages

(1)	Names of reporting persons Raine Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): OO

CUSIP No. 26142R104	Schedule 13D	Page 8 of 14 Pages

(1)	Names of reporting persons John S. Salter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization: USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 9 of 14 Pages

(1)	Names of reporting persons Jeffrey A. Sine
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 10 of 14 Pages

(1)	Names of reporting persons Joseph Ravitch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 11 of 14 Pages

(1)	Names of reporting persons Brandon Gardner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 12 of 14 Pages

(1)	Names of reporting persons Deborah Mei
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 16,895,490
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 16,895,490

(11)	Aggregate amount beneficially owned by each reporting person: 16,895,490
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 13 of 14 Pages

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of DraftKings Inc., a Nevada corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on May 1, 2020 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on July 25, 2020.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Original Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D. Information given in response to each Item shall be deemed incorporated by reference in all other Items, as applicable.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 5(c) of this Amendment No. 2 is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Original Schedule 13D are hereby amended and supplemented as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 2 are incorporated herein by reference.

(c) In connection with an underwritten public offering of the Issuer, on October 9, 2020, the Reporting persons sold 4,972,572 shares of Class A Common Stock at a price of $50.83 per share, resulting in net proceeds to the Reporting Persons of approximately $252.7 million (the “Sale”). The Sale was made pursuant to the Prospectus, under which the Issuer offered 16,000,000 shares of Class A Common Stock and certain selling stockholders, including the Reporting Persons, offered 16,000,000 shares of Class A Common Stock.

Except as set forth in this Amendment No. 2, none of the Reporting Persons nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Amendment No. 2.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of Class A Common Stock on October 9, 2020.

CUSIP No. 26142R104	Schedule 13D	Page 14 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 5(c) of this Amendment No 2. is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: October 12, 2020

RPII DK LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE PARTNERS II LP

By:	Raine Associates II LP, its general partner

By:	Raine Management LLC, its general partner

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE CAPITAL LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE ASSOCIATES II LP

By:	Raine Management LLC, its general partner

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

RAINE MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

THE RAINE GROUP LLC

By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Vice President

*
John S. Salter

*
Jeffrey A. Sine

*
Joseph Ravitch

*
Brandon Gardner

*
Deborah Mei

*By:	/s/ Alfred J. Chianese
Name: Alfred J. Chianese
Title: Attorney-In-Fact